P.E 6-3-02

02041074

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of June 2002

Apiva Ventures Limited
(SEC File No.: 0-30232
(Translation of registrant's name into English)

3878 West 30th Avenue, Vancouver, B.C. V6S 1X1
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F X Form 40-F ____

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ____ No X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Apiva Ventures Limited
(Registrant)

Date: June 7, 2002

By: W. Gardiner
(Signature)*

William Gardiner, Chief Executive Officer

*Print name and title of the signing officer under his signature

CRGH

BC FORM 53-901(F) (Previously Form 27)
SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA) (THE "ACT")

1. Reporting Issuer

The full name and address of the principal office in Canada of the reporting issuer is:

Apiva Ventures Limited
3878 West 30th Avenue
Vancouver, B.C.
V6S 1X1

2. Date of Material Change

The date of the material change is May 21, 2002.

3. Press Release:

The date and place of issuance of the press release(s) issued under section 85(1) of the Act is/are as follows:

Date of Issuance:	May 21, 2002
Place of Issuance:	Vancouver, British Columbia

4. Summary of Material Change

Apiva Ventures Limited (the "Company") announced on May 21, 2002, that it had entered into an Option and Joint Venture Agreement (the "Agreement") with Bell Coast Capital Corporation, a Canadian public company ("Bell") to acquire 37.5% of Bell's 100% working interest in approximately 240,000 hectares of mineral exploration lands in Mongolia (the "Property").

5. Full Description of Material Change

The Company announced on May 21, 2002, that it had entered into an Agreement with Bell to acquire 37.5% of Bell's 100% working interest in the Property.

The Property is located in the South Gobi desert approximately 330 Km east-south-east of the town of Dalanzadgad. The center of the property is 50 Km west of the soum (central village) of Hatanbuaug. The Oyu Tologoi gold-copper discovery of Ivanhoe Mines Ltd. is located approximately 100 Km west-south-west of the western boundary of the Property and the property adjoins the outer boundary of Ivanhoe's property interest. The Property regionally lies within the Barga Terrane Tectonic unit. This consists of Paleozoic volcanic, sedimentary and intrusive rocks and Mesozoic sedimentary cover rocks. These units are intruded by a complex variety of Feldspar Porphyry, Feldspar-Hornblende Porphyry and Quartz-Feldspar Porphyry stocks and dykes. The Barga Terrane is interpreted as having formed in ocean-margin environment with active island-and-Andean type magnetic arcs, rifted basis, accretionary wedges and continental margins. This geological setting is viewed favorably for a wide range of metal deposits.

Subject to the terms of the Agreement, the Company intends to issue 715,000 shares of its common stock and make a payment of up to US \$125,000 in cash as total consideration for 37.5% of Bell's 100% working interest in the Property. The Company has paid US \$40,000 to date and is required to pay US \$30,000 within thirty days of execution of the Agreement and up to an additional US \$55,000 within sixty days of execution of the Agreement. In addition, the Company will be responsible for 50% of the ongoing exploration and development costs of the Property.

The issuance of the 715,000 shares of the Company's common stock to Bell is conditional on Bell receiving TSX approval. The payment of cash to Bell is conditional on Bell receiving TSX approval within sixty days of execution of the Agreement and the successful transfer of the Licence to Bell within nine months of execution of the Agreement, otherwise the Company can demand repayment of cash payments to Bell under the Agreement.

6. Reliance on Section 85(2) of the Act

Not applicable.

7. Omitted Information

No significant facts remain confidential and no information has been omitted in this report.

8. Senior Officers

The name and business telephone number of a senior officer of the Company who is knowledgeable about the material change and the report or an officer through whom the Commission may contact that senior officer is as follows:

Name:	William Gardiner, President
Bus. Tel:	(604) 687-7661

9. Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia, this 28th day of May, 2002.

"William Gardiner"
William Gardiner, President